April 02, 2013

To:

Geoffrey Kruczek

(202) 551-3641

Re:

Cold Cam Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed March 11, 2013

File No. 333-186197

 Dear Mr. Kluck:

Thank you for the comment letter dated March 18, 2013. Please find below our responses for your comments.

Prospectus Cover Page

1.

 Given your revisions in response to prior comment 2, please tell us how you determined that the per-share offering price, and all information related to that price, is correct. Additionally, if, as you say, the offering price per share is $0.025, it is unclear how you determined to charge $0.06 for the “price of 2 shares.”

Response:

We have revised our disclosures at the end of the 2nd paragraph under the table on page 3; at the end of the first paragraph on page 11; on the second line of the table on page 11 and as the as the first incomplete paragraph on page 24, to reflect the correct price of 2 shares ($0.05):

“…However, due to the impossibility to pay one-half cent of a dollar, the company would charge for the price of 2 shares ($0.05) and would issue the 3 shares to the buyer.”

Being an Emerging Growth Company, page 8

2.

With a view toward revised disclosure, please tell us how you concluded that smaller reporting companies are exempt from “the recent ‘say-on-pay/frequency’ shareholder votes required by the Dodd-Frank legislation,” as added in response to prior comment 1.

Response:

We have revised the 4th full paragraph on page 10:

Phone: 775-297-4412

Fax: 775-546-6003

Email: info@coldcam.com

“Cold Cam, Inc. is a smaller reporting company. Regardless of whether also qualified as an “emerging growth company” or not, “smaller reporting companies” are exempt from complying with various regulations that the SEC determines would be unduly burdensome or costly for these companies. These include, among others, the costly auditor attestation of internal controls under Sarbanes-Oxley Rule 404(b), the lengthy and often complex Compensation Discussion and Analysis (CD&A) disclosure for proxy statements. The Company as a registered SEC Company does not think it is exempt from  the recent Dodd-Frank “say-on-pay/frequency” legislation requiring shareholders to vote on senior executives compensation required, it is the Companies intention to comply with the “say-on-pay” shareholder vote requirements as well the shareholder vote on frequency requirements.”

Plan of Distribution, page 22

3.

We note your revised disclosure in response to prior comment 5, particularly the reference to Rule 144(k) and a two-year holding period. Please refer to Securities Act Release No. 33-8869 (December 6, 2007) and revise this section accordingly. Also, the last paragraph on page 25 suggests that the limitations on resale you mention relate only to “restricted securities.” Please tell us the basis for that conclusion.

Response:

We have revised our disclosure in the 2nd paragraph on page 25, to include the Rule 144 guidelines as outlined in the Securities Act Release No. 33-8869 to state under Rule 144K Mr. Kato would have to own the securities for six months:

“Currently, we have one (1) holder of record of our common stock, Mr. Kato. Mr. Kato owns 10,000,000 shares that would be subject to the resale restrictions of Rule 144. Under Rule 144(k), once Mr, Kato is no longer affiliate of the Company (as long as the holder has not been an affiliate during the three months prior to the sale) and has held the restricted securities for more than six months; Mr. Kato could freely sell such securities without compliance. Affiliates, however, are not eligible to use Rule 144(k) and therefore must always comply with the applicable Rule 144 conditions for resale of their restricted and control securities.”

We have reviewed our statements in the paragraph on the bottom of page 25 in regard to the sale restrictions of “restricted shares”, after further consideration the paragraph is dealing with rule 144 and 144(k) and does not have implications on affiliate reseller restrictions and is meant to only reflect condition of securities falling under Rule 144 and 144(k).

Index to Consolidated Financial Statements, page 33

4.

Please update the financial statements to comply with Rule 8-08 of Regulation S-X.

Phone: 775-297-4412

Fax: 775-546-6003

Email: info@coldcam.com

Response:

We have updated our Financial Statements and revised all the information related to it through our prospectus.

Plan of Operation, page 42

5.

We note from your responses to prior comments 9 and 10 that you have “a specific business plan and purpose.” Please clarify how you reached that conclusion, given your disclosures regarding lack of market research and factual evidence, uncertainty about the functioning and appearance of a prototype, including what materials are needed for construction and whether you will need to obtain intellectual property rights from others. Please also reconcile your statement about no plans to merge with your disclosure added on page 40. Further, the last sentence of prior comment 10 was not limited only to Mr. Kato. Please expand accordingly.

Response:

We have included the following in the end of the 5th paragraph on page 42:

“…However, the Company’s President has a vision for the products end use, look and feel.  The product, it is essentially 3 major components, a camera, a computer pad and some specific software application. There are many manufactures of various tablet style computers in both China and Taiwan, these are readily available in small volume and at reasonable costs, as well the same goes for the camera. The company does intend to hire overseas application developer to write our application, we will support only the Android operating system as it allows for the widest choice of compatible tablet technology.  The Company’s president has done further research on the possibility of using bluetooth technology to eliminate the requirements of wires between the tablet and the camera allowing for easier installation and the possible installation for existing fridges.”

We have also amended our document and removed on page 40 the statement “or merge with an existing company”, as it is contradictory to our other statements.

We have revised the 2nd paragraph under the table on page 45:

“There are no similar offerings or companies with which our president or any affiliate has been involved. There are no affiliates to the Company at this time and no one is assisting the president in this offering, other than the experts named herein.”

Capital Resources and Liquidity, page 45

6.

Please expand your revisions in response to prior comment 11 to clarify whether or not Mr. Kato is committed to providing the funds you mention. It is unclear what you mean by the statement that he “has indicated that he is committed” to provide those funds. We also note your disclosure on page 6 indicates that he “is committed.” If Mr. Kato has

Phone: 775-297-4412

Fax: 775-546-6003

Email: info@coldcam.com

committed to provide funds, please state so clearly and file the related agreement as an exhibit.

Response:

The Company’s president Mr. Kato is committed to provide the funds mentioned to the Company we have removed the wording “has indicated” from the 3rd full paragraph on page 45.

We have also filed an exhibit stating the president’s commitment.

Sincerely,

/s/ Yonekatsu Kato

Yonekatsu Kato

President and Director

Cold Cam, Inc.

Phone: 775-297-4412

Fax: 775-546-6003

Email: info@coldcam.com